UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

January 30, 2013

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on January 29, 2013.

Press release

Luxottica: net sales for FY 2012, the highest ever achieved

in the history of the Group, exceed Euro 7 billion (+14%)

Initial results for 2013 confirm growth trend, driven by North America

Milan (Italy), January 29, 2013 — The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacturing and distribution of fashion, luxury and sports eyewear, met today to review the consolidated net sales for the fourth quarter and full fiscal year 2012.

Fiscal year 2012(1)

			Change
(in millions of Euro)	FY2012	FY2011	(at current exchange rates)	(at constant exchange rates(2))
Net sales	7,086	6,222	+13.9%	+7.5%

Wholesale Division	2,773	2,456	+12.9%	+10.0%

Retail Division	4,313	3,766	+14.5%	+5.8%

Fourth quarter of 2012(1)

			Change
(in millions of Euro)	4Q 2012	4Q 2011	(at current exchange rates)	(at constant exchange rates(2))
Net sales	1,632	1,509	+8.2%	+5.1%

Wholesale Division	611	556	+9.9%	+9.0%

Retail Division	1,021	953	+7.2%	+2.7%

Luxottica’s results for the fourth quarter of 2012 confirmed the growth trend and positive performance achieved throughout 2012 which was reflected across all the geographic areas in which the Group operates. These excellent results were generated as a result of the quality of Luxottica’s brand portfolio, the successful execution of key initiatives and a continuing focus on customers and consumers.

“2012 was another record year for Luxottica,” commented Andrea Guerra, Luxottica’s Chief Executive Officer. “The rate of growth witnessed throughout the year, with excellent performances, rewarded the Group’s commitment to customers and consumers. The initial results for 2013, and for North America in particular, continue to present strong growth prospects.”

“Now we are already totally committed to ensuring that our 2013 plans are implemented properly in all countries and across all our business lines”. Guerra continues “We have excellent growth opportunities since we operate in a young industry and have the chance to increase the overall penetration of our products in the international markets. A number of sales channels are newly developed, such as travel retail, department stores and e-commerce. In addition, we consider on the one hand the aging population and on the other hand the ability to create new areas for development. We believe that some of our businesses could expand by more than 10% also in 2013: one only need to look to the emerging countries and the extraordinary success achieved in these markets in recent years. Other key growth drivers are our Ray-Ban and Oakley brands, our portfolio of pure excellence in the luxury segment with the newly added Giorgio Armani brand, international expansion of the Sunglass Hut chain and the enormous growth of the “optical” segment worldwide”.

“Additionally,” concludes Guerra, “in 2012, we once again generated record positive free cash flow(3), resulting in a further reduction in net debt and strengthening our balance sheet”.

Consolidated net sales exceeded Euro 7.0 billion for the year surpassing the record net sales achieved in 2011 of Euro 6.2 billion. At Euro 7,086 million (+13.9% at current exchange rates and +7.5% at constant exchange rates(2) over the prior comparable period), these are the best results ever achieved in Luxottica’s history.

Net sales in 2012 reflected strong growth in all the geographic areas where the Group is present. Total net sales in U.S. dollars in North America increased by 6%. Total net sales in Western Europe increased by 4% and the emerging countries saw a rise of 26%, both at constant exchange rates(2). These excellent results confirm a constant, continuing and global growth.

The Wholesale Division in 2012 showed a highly positive trend in North America (+15%), Western Europe (+3%) and emerging countries (+19%), at constant exchange rates(2).

2012’s overall results for the Retail Division were also significant. Comparable store sales(4) in North America rose by 6% and in the emerging countries by 11%, whilst comparable store sales(4) for the OPSM retail chain in Australia recorded an increase of approximately 10%.

In the fourth quarter of 2012, both the Wholesale and Retail divisions contributed decisively to the Group’s consolidated results. Overall, the Group’s net sales for the fourth quarter of 2012 were Euro 1,632 million, up 8.2% at current exchange rates compared to results recorded in the same period of 2011 (+5.1% at constant exchange rates(2)).

In the fourth quarter, continuing strict control over working capital enabled Luxottica to accumulate record free cash flow(3). As a result, estimated net debt(3) at December 31, 2012 is expected to reflect a further improvement to approximately Euro 1.7 billion.

Wholesale Division

During the fourth quarter of 2012, the Wholesale Division continued the growth trend which was characteristic of the Division’s entire year. In terms of sales performance in Luxottica’s key markets, outstanding results were achieved in Western Europe where Italy, Germany and the United Kingdom showed double-digit growth and where all others countries recorded positive performance. Highly positive results were also reported in North America and the emerging markets, with double-digit growth in China, Brazil, Turkey, Mexico, India and Eastern Europe.

The ability to involve customers in the brand experience and establish unique and long-term relationships resulted in 2012 being a record year in all geographic regions for the Wholesale Division. Growth continued in the premium and luxury segments, especially for Prada, Burberry, Coach, Dolce & Gabbana, Ralph Lauren and Tiffany. Ray-Ban and Oakley continued to show double-digit growth, driven by the optical segment.

Net sales for the fourth quarter were Euro 611 million (+9.9% at current exchange rates and +9.0% at constant exchange rates(2) over the prior comparable period). For the full year, the division’s net sales were Euro 2,773 million (+12.9% at current exchange rates and +10.0% at constant exchange rates(2) over the prior comparable period).

Retail Division

In the fourth quarter of 2012, the Retail division continued to deliver favorable results. Sunglass Hut, the Group’s sun specialty chain, once again achieved exceptional results, with comparable store sales(4) up by 10% in the quarter. Significant results were also reported in South Africa (+18.3%), Mexico (+19.1%) and North America (+10.1%), where comparable store sales(4) showed double-digit growth for the third consecutive year.

LensCrafters reported solid performance during the “insurance season”, which includes the first week of January 2013, with comparable store sales(4) up by 3.6%. This growth also continued into the weeks thereafter. In fiscal 2012, Luxottica’s North America retail calendar ended on December 29th, thus curtailing sales during the last week of 2012 and favoring the first week of 2013. As a result, LensCrafters comparable store sales(4) increased approximately 1% in the fourth quarter of 2012 compared to the prior comparable period.

The growth trend also continued in Australia, which derived benefits from the reorganization initiated in February 2012. In this context, OPSM in Australia contributed significantly achieving an increase in comparable store sales(4) of 8.7% in the fourth quarter of 2012 compared to the same period of 2011. Overall comparable store sales(4) of OPSM in Australia increased by 9.5% in 2012.

Net sales for the Retail division in the fourth quarter of 2012 were Euro 1,021 million (+7.2% at current exchange rates and +2.7% at constant exchange rates(2) over the prior comparable period). For the full year, net sales were up by 14.5% at current exchange rates to Euro 4,313 million (+5.8% at constant exchange rates(2)).

§

The Company announces that it has chosen to avail itself of the options provided by Article 70, Section 8, and Article 71, Section 1-bis, of CONSOB Issuers’ Regulations and, consequently, will no longer comply with the obligation to make available to the public an information memorandum in connection with transactions involving significant mergers, spin-offs, increases in capital through contributions in kind, acquisitions and disposals.

§

The 2012 financial results will be reviewed by the Board of Directors on February 28, 2013 and discussed the following day, Friday, March 1, 2013, during a presentation to the financial community. The presentation will be available via live webcast on our website www.luxottica.com.

Luxottica Group - Contacts

Cristina Parenti Group Corporate Communication and Public Relations Director Tel.: +39 (02) 8633 4683 E-mail: cristina.parenti@luxottica.com	Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4870 E-mail: InvestorRelations@Luxottica.com

Ana Iris Reece

Group Financial and Corporate Press Office Manager

Tel.: +39 (02) 8633 4912

E-mail: anairis.reece@luxottica.com

www.luxottica.com

1 All comparisons, including percentage changes, refer to the three-month and the twelve-month periods ended December 31, 2012 and December 31, 2011, respectively.

2 Figures given at constant exchange rates have been calculated using the average exchange rate in effect for the respective comparative period in the previous year. For further information, please refer to the attached tables.

3 Free cash flow and net debt are not measures in accordance with IAS/IFRS.

4 Comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area. Commencing 2Q12, retail comparable store sales exclude Pearle Vision results.

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with approximately 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while licensed brands include Giorgio Armani, Bvlgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2012, Luxottica Group posted net sales of more than €7.0 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

- APPENDIX FOLLOWS -

Major currencies

	Three months ended	Twelve months ended	Three months ended	Twelve months ended
	December 31, 2012	December 31, 2012	December 31, 2011	December 31, 2011
Average exchange rates per € 1

US$	1.29669	1.28479	1.34815	1.39196

AUD	1.24844	1.24071	1.33156	1.34839

GBP	0.80740	0.81087	0.85727	0.86788

CNY	8.10358	8.10523	8.56824	8.99600

JPY	105.12297	102.49188	104.22219	110.95860

Wholesale Division sales breakdown

	Wholesale sales breakdown for 4Q12 (1)	Wholesale sales breakdown for FY12(1)

Wholesale Division sales:	+9.0%	+10.0%

Sales breakdown by region:
- Western Europe	37%	40%
- North America	24%	25%
- Emerging Markets	27%	23%
- RoW	12%	12%

YoY changes by region:
- Western Europe	+5%	+3%
- North America	+5%	+15%
- Emerging Markets	+19%	+19%
- RoW	+11%	+9%

(1) Wholesale sales at constant exchange rates calculated using the average exchange rate in effect for the respective comparative period in the previous year.

Retail Division comparable store sales(1)

	4Q12	FY12

Optical North America
- LensCrafters	+0.8%	+2.4%
- Retail Licensed Brands	+0.8%	+3.8%

Optical Australia/New Zealand	+6.6%	+6.3%

Sunglass Hut worldwide	+10.0%	+9.8%

Group Retail	+4.5%	+5.8%

Pearle Vision total system sales	-3.9%	-1.9%
(Business plan changed from corporate stores to franchising model)

(1)    Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area. Commencing 2Q12, North America and Group Retail comparable store sales exclude Pearle Vision results.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: January 30, 2013		ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER